FOR IMMEDIATE RELEASE                                      13 SEPTEMBER 2004

                   WPP GROUP PLC ("WPP" OR THE "COMPANY")

                           GREY GLOBAL GROUP INC.

INTRODUCTION

The board of WPP Group plc ("WPP" or the "Company") announces the execution of a merger agreement with Grey Global Group Inc ("Grey"). Upon completion of this merger, WPP will own the entire share capital of Grey. The merger has been approved and is recommended by Grey's board of directors.

Under the merger agreement, the value of the consideration offered by WPP to Grey shareholders is $1,005 per Grey common share. WPP will pay in aggregate 50% of the consideration in cash and 50% of the consideration in WPP equity using a fixed exchange ratio (1). Full details of the operation of this merger are set out below in the section entitled "Other Information".

The merger values the fully diluted share capital of Grey at approximately $1,520m ((pound)845m). Grey had net cash of $172m as at 30 June 2004. The net consideration of the transaction, taking into account this net cash balance and the proceeds from the exercise of all options, is approximately $1,309m.

The cash consideration payable to Grey shareholders in the merger will be financed with cash from existing facilities. Based on the number of Grey common shares and assuming the exercise of all options currently outstanding, WPP expects to issue in the merger approximately 82.2m new ordinary shares, representing approximately 6.5% of the enlarged issued share capital of WPP.

1. Based on a closing share price of WPP ordinary shares on 10 September 2004 of 514p and an exchange rate of (pound)1 = $1.7982

WPP RATIONALE FOR THE OFFER

The board of WPP is committed to delivering added value to its clients, its shareowners and its people by continuing to be a leading company in the global advertising and marketing services industry. This will be achieved by providing multinational and local clients with comprehensive solutions to reach their customers, build their brands, enhance their market position and develop superior service capabilities in an efficient manner. The board continues to believe that access to high quality strategic advice, research and specialist communication skills is critical to providing clients with these comprehensive solutions. The addition of Grey to the Group will:

     o Add clients in new areas, including P&G (the world's largest advertiser), 3M, Adobe, Boehringer Ingelheim, JPMorgan Chase, Conagra, Hasbro, Mars, and Warner Bros.
     o Strengthen the relationship with existing clients including BAT, Diageo, gsk, Nokia and Pfizer
     o Make available to clients Grey's strong brands in advertising, media investment management, healthcare, direct & interactive, sales promotion and public relations
     o Give the enlarged WPP Group and its clients the benefits of the acknowledged excellence of Mediacom and the benefits of scale in media buying
     o Increase the revenue of the group in the key faster growing markets in Asia and Latin America to more than (pound)750m on a combined basis

The board believes there are significant opportunities for margin and cash flow enhancement and tax rate improvement, as well as increased organic growth for the enlarged group.

Commenting on the announcement, Sir Martin Sorrell, Group Chief Executive of WPP, said:

"The addition of Grey Global Group to WPP will bring a number of benefits to our clients, our people and our shareowners. In addition to broadening our relationship with a number of our leading clients, Grey will bring access to new clients, strengthen our activities in advertising, media investment management, public relations, healthcare and direct and interactive. Additionally, Grey's broad geographic spread will further strengthen WPP's market position. We believe that WPP will offer Grey's clients and its people significant enhanced opportunities. All of us at WPP are excited by the prospect."

Commenting on the announcement Ed Meyer said:

"We are pleased to join WPP, one of the world's leading advertising and communications firms and a company we have long respected, because of our shared values and strong commitment to superior client service,"

"Grey's greatest asset is its people, and while the ownership structure will change, our day-to-day business relationship with our clients will remain unchanged and our commitment to do great work will continue to be our passion. By agreeing to combine with WPP, our clients will be able to access a broader array of global services and tools, and our employees can expand their careers in exciting directions."

Mr. Meyer continued:

"I have spent my entire working career, nearly 50 years, at Grey helping companies build many of the world's greatest brands. I am equally proud of the work I have done to build the Grey brand. I am personally committed to a very smooth integration and to Grey's continuing success."


FINANCIAL BENEFITS FOR WPP

The board of WPP expects the transaction to be accretive to earnings in 2005, with further accretion in 2006 and 2007(1). Synergies of (pound)11m ($20m) have been identified from parent company, worldwide and regional infrastructure.


-------------------------------
1 The statements in this paragraph should not be interpreted to mean that earnings per share will necessarily be greater than those for the relevant preceding financial periods


In addition to these benefits, WPP and Grey management see further opportunities for margin improvement from:

     o    Staff productivity
     o    Combining property and IT infrastructure
     o    Leveraging more effectively the combined purchasing arrangements

Operating Margins(*) (%)

                          2003              2005                  2006
                         Actual            Target                Target
WPP                       13.0              14.5                  15.0
Grey                      5.8               10.5                  11.5
Combined                  11.8              14.0                  14.5

* Before goodwill amortisation and impairment, amounts written off fixed asset investments, and FRS17 interest

The  enlarged  group's  long  term  margin  goals  remain  unchanged.   WPP
businesses without Grey maintain the 2006 margin target of 15% or more, giving a new target for the enlarged group of 14.5% or more for 2006.

The acquired businesses are targeted to deliver a return on capital employed above WPP's weighted average cost of capital in 2007, when the Grey margin is targeted to reach 12.5%.

Grey had cash of (pound)272m, debt of (pound)177m and net cash (pound)95m on the balance sheet as at 30 June 2004. WPP believes there are further opportunities to improve on working capital performance. WPP has adopted a prudent financing structure for the deal and the cash element will be funded from existing resources; WPP would expect to maintain its existing credit rating. On a pro forma basis, the anticipated credit ratios for 2004 would be better than those for 2001 and 2002. As strong cash generation allows the Group to pay down debt, the credit ratios should improve further.


MANAGEMENT AND PEOPLE

Grey's advertising agency businesses will be run as an independent unit within the WPP group of companies, increasing the Group's ability to manage sector and network conflict; the business operating brands will report to the Chairman and CEO of Grey. Mediacom, Grey's media planning and buying unit, will explore opportunities to leverage the media buying scale of Group M, WPP's media investment management parent company.

WPP believes that the management and people of Grey will benefit from the enhanced career opportunities available within the WPP Group.

Ed Meyer, Grey's Chairman, President and CEO, has entered into a new employment agreement with WPP under which he has agreed to continue as Chairman and CEO of Grey until at least 31 December 2006. Mr. Meyer has agreed to serve as CEO and Chairman of Grey Worldwide until a successor is appointed, which is targeted to be six months after completion. After that appointment has been made Mr. Meyer would be offered a position on the board of WPP. Mr. Felsher, and other senior management of Grey, will continue under their existing contract arrangements.


INFORMATION ON GREY

Grey was founded in 1917 as an advertising agency in New York and has grown to become a full service advertising and marketing services company with operations in almost 90 countries. In 2003, Grey had revenues in excess of $1.3bn and approximately 10,500 people. Grey's reputation for account management and dedication to increasing the value of the clients' brands has earned the loyalty of numerous long-standing advertisers, not least Procter & Gamble, a client for more than 40 years.

Advertising Age ranked Grey Global Group as the 7th largest advertising organisation worldwide in 2003.

For the year ended 31st December 2003, Grey reported net assets of $276.1m ((pound)154.8m using the WPP closing balance sheet exchange rate of (pound)1 = $1.78332. As at 30th June 2004, Grey had net assets of $303.0m ((pound)167.0m using the WPP closing balance sheet exchange rate of (pound)1 = $1.81443).

Illustrative Combination for 12 Months ended 31st December 2003

                        WPP Statutory           Grey           Illustrative
                                               (4,5,6)           Combined
                          ((pound)m)          ((pound)m)         Pro-forma
                                                                ((pound)m)

Revenue                    4,106.0              799.3            4,905.3
Operating Profit (1)        493.0               45.6              538.6
Associate Income (2)         40.5                0.7              41.2
EBIT                        533.5               46.4              579.9
Interest (3)                (60.1)              (5.2)            (65.3)
PBT                         473.4               41.1              514.5

1.   Excludes goodwill amortization and impairment of (pound)77.7m
2.   Excludes goodwill amortization and impairment of (pound)34.3m
3.   Excludes FRS17 interest of (pound)11.5m
4.   From Grey Global Form 10K
5. Grey P&L has been translated at the average rate for the WPP P&L of (pound)1 = $1.6356
6. Income from Grey associates has been included in the EBIT line at an assumed tax rate of 40%


OTHER INFORMATION

In order for the merger to be completed, the merger agreement must be approved by a vote of Grey shareholders holding at least two-thirds of the voting power of all Grey shareholders (with holders of Grey's Class B common shares entitled to ten votes per Class B) and by a vote of at least two-thirds of all the Grey outstanding common shares (with holders of Class B common shares having one vote per share). Mr. Meyer has agreed to vote all of his Grey common and Class B shares in favour of the transaction, representing approximately 43.5% of the total voting power and 20.5% of the outstanding common shares.

The merger is also subject to other customary closing conditions, including regulatory approval, and is expected to be completed around year-end. The transaction does not require WPP shareholder approval.

For 50% of Grey's outstanding common shares, WPP will pay $1,005 per share in cash, and for each of the remaining 50% of Grey's shares, WPP will issue
108.734 WPP ordinary shares or 21.746 WPP American depositary shares (each representing five newly issued WPP ordinary shares). Before completion of the merger, each Grey shareholder will be given the opportunity to elect to receive either cash or share consideration for his or her Grey shares. These elections will be subject to pro ration in the event that Grey shareholders elect to receive cash or share consideration for more than 50% of Grey's outstanding common shares. Grey shareholders who fail to make an election will receive either cash and/or share consideration depending on the elections made by other shareholders.

Under the terms of the indenture governing the 5% Contingent Convertible Subordinated Debentures of Grey due 2033, holders will be permitted to convert each debenture into Grey shares at a conversion price of $961.2 prior to completion of the merger. In addition, the indenture requires Grey to offer to redeem all outstanding debentures after completion of the merger for a redemption price equal to the outstanding principal amount of the debentures ($150 million in total) plus accrued interest. Each debenture remaining outstanding after the merger will be convertible, in accordance with the terms of the indenture, into the number of WPP American depositary shares and/or amount of cash that would be paid in the merger to a Grey shareholder who holds Grey shares and does not make a cash or share election with respect to those shares.


INFORMATION ON WPP

WPP is one of the world's leading communications services groups. Through its operating companies it provides a comprehensive range of communications services. These services include: advertising; media investment management; information and consultancy; public relations and public affairs; branding and identity; healthcare and specialist communications. The Company employs approximately 72,000 people (including associates) in 1,700 offices in 104 countries, providing communications services to more than 300 of the companies that comprise the Fortune 500, over one half of the companies that comprise the Nasdaq 100 and more than 30 of the companies that comprise the Fortune e-50. Clients include The Ford Motor Company, IBM, Unilever and American Express. As at 10 September 2004, WPP had a market capitalisation of approximately (pound)6.1 billion.


ENQUIRIES:

A briefing for investment analysts will be held in the King Edward Hall at the Merrill Lynch Financial Centre at 2.30pm UK time (9.30am EST) on 13 September 2004. UK and US dial-in details are available from Buchanan Communications on +44 20 7466 5000.

For further information contact:
WPP                          Telephone
Sir Martin Sorrell:   +44 20 7408 2204
Paul Richardson:       +1 212 632 2200
Feona McEwan:         +44 20 7408 2204
Buchanan Communications
Richard Oldworth      +44 20 7466 5000

Merrill Lynch International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial advisor and broker and has provided financial advice in relation to the merger to WPP Group plc and no one else in connection with the merger and will not be responsible to anyone other than WPP Group plc for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the merger.

Morgan Stanley, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial advisor and broker to the transaction and has provided financial advice in relation to the merger to WPP Group plc and no one else in connection with the merger and will not be responsible to anyone other than WPP Group plc for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the merger.

Fried, Frank, Harris, Shriver & Jacobson LLP, Davis & Gilbert and Allen & Overy are acting as legal counsel to WPP Group plc in connection with the merger.

                            INVESTOR INFORMATION

This communication is being made in respect of the proposed merger involving WPP Group plc and Grey Global Group Inc. In connection with the proposed merger, WPP and Grey will prepare a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of Grey to be filed with the SEC, and each will be filing other documents regarding the proposed merger, with the SEC.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP at 125 Park Avenue, New York, NY 10017, +1 212 632 2200. Documents filed with the SEC by Grey will be available free of charge by contacting Grey at 777 Third Avenue, New York, NY 10017, +1 212 546 2000.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECITUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Grey and its directors and executive officers may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Grey's directors and executive officers is available in Grey's Amendment to their Annual Report for the year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Private Securities Litigation Reform Act Safe Harbor Statement

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of the operations and financial results, the markets for products, the future development of business, and the contingencies and uncertainties of WPP Group plc and Grey Global Group Inc. to which WPP and Grey may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

The forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of WPP and Grey, that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements.

These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by WPP and Grey as well as those associated with the realization of expected earnings accretion, margin improvements and cost savings, synergies, efficiencies and other benefits anticipated from the merger, including the risk of loss of key employees and client business in connection with the transaction and the risk that the completion of the merger may be delayed for regulatory or other reasons.

Neither WPP nor Grey undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.